Exhibit 99.g(6)

AMENDMENT TO CUSTODIAN AGREEMENT

This Amendment to the Custodian Agreement is made as of November 1, 2011 by and between each of the investment companies listed and described on Exhibit I, as amended from time to time (each, a “Fund”) and collectively the “Funds”) and State Street Bank and Trust Company (the “Custodian”).  Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custodian Agreement referred to below.

WHEREAS, the Funds and the Custodian entered into a Custodian Agreement dated as of October 20, 2000 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Agreement”; and

WHEREAS, the Fund and the Custodian desire to amend the Agreement to institute a term of one year effective as of the date set forth above and terminable upon 120 days’ written notice therafter.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

I.                                         Section 15 is deleted in its entirety and replaced as set forth below.

[Section] 15.  Effective Period, Termination and Amendment

This Agreement shall remain in full force and effect for an initial term ending October 31, 2012 (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall continue in full force and effect until terminated by either party by an instrument in writing delivered to the other party, such termination to take effect not sooner than one hundred and twenty (120) days after the date of such delivery.  During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonable acceptable, within sixty (60) days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.  Upon termination of this Agreement pursuant to this paragraph with respect to any Fund or Portfolio, the applicable Fund shall pay Custodian its compensation due and shall reimburse Custodian for its costs, expenses and disbursements.

In the event of: (i) any Fund’s termination of this Agreement with respect to such Fund or its Portfolio(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to a Fund or Portfolio (or its respective successor), the applicable Fund shall pay the Custodian its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Custodian with respect to such Fund or Portfolio) and shall reimburse the Custodian for its costs, expenses and disbursements.  Upon receipt of such payment and reimbursement, the Custodian will deliver such Fund’s or Portfolio’s securities and cash as set forth hereinbelow. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of a fund or Portfolio and distribution of such Fund’s or Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund or Portfolio is no longer viable (b) a merger of a Fund or Portfolio into, or the consolidation of a Fund or Portfolio with, another entity, or (c) the sale by a Fund or Portfolio of all, or substantially all, of its assets to another entity in each of (b) and (c) where the Custodian is retained to continue providing services to such Fund or Portfolio (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Fund or Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Fund or Portfolio.  The provisions of Section 4.11 (Tax Law), 13 (Compensation of Custodian) and 14 (Responsibility of Custodian) of this Agreement shall survive termination of this Agreement for any reason.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first written above.

EACH FUND LISTED ON EXHIBIT I

By:	/s/Michael A. Pignataro
Name:	Michael A. Pignataro
Title:	CFO

STATE STREET BANK AND TRUST COMPANY

By:	/s/Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

Exhibit I

CREDIT SUISSE OPPORTUNITY FUNDS

Credit Suisse Floating Rate High Income Fund

CREDIT SUISSE HIGH YIELD BOND FUND

CREDIT SUISSE COMMODITY RETURN STRATEGY FUND

CREDIT SUISSE TRUST

Commodity Return Strategy Portfolio

CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.